

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Jay Short, Ph.D.
Chairman and Chief Executive Officer
BioAtla, Inc.
11085 Torreyana Road
San Diego, CA 92121

> **Re:** **BioAtla, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.4, 10.5, 10.6, 10.7, 10.8, and 10.9**
> **Filed November 13, 2020**
> **File No. 333-250093**

Dear Dr. Short:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                               Sincerely,

                               Division of Corporation Finance